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July 25, 2014	R. Brent Bates
T +1 212 596 9143
F +1 646 728 1542
brent.bates@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jason P. Fox

Re:	Blackstone Alternative Alpha Fund (“BAAF”) (File Nos. 811-22634 and 333-196629) and Blackstone Alternative Alpha Fund II (“BAAF II”) (File Nos. 811-22792 and 333-186044) (collectively, the “Registrants”)

Dear Mr. Fox:

On July 2, 2014, you provided oral comments on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) based upon each Registrant’s Form N-CSR filing containing the Registrants’ Annual Reports for the period ended March 31, 2014. Responses to the Staff’s comments in relation to the Annual Reports are set forth below.

1.	GAAP typically requires a feeder fund to report on its statement of operations details of the feeder fund’s allocated share of net investment income from the master fund (i.e., separate disclosure of allocated interest, dividends, and expenses) as well as separate disclosure on the feeder fund’s allocated share of the master fund’s realized and unrealized gains and losses. Please explain why the Statement of Operations in the filings of BAAF and BAAF II is not currently presented in this manner and consider revising the disclosure.

Response: Blackstone Alternative Alpha Master Fund (the “Master Fund”) has elected to be treated and intends to qualify annually for treatment as a “regulated investment company” under Subchapter M of the Internal Revenue Code. The Master Fund has elected to be taxed as a corporation for US Federal Tax purposes. As such, the Master Fund is appropriately viewed as a corporation for purposes of the financial statements of BAAF and BAAF II (the “Feeder Funds”). Section 5.21 of the AICPA Audit and Accounting Guide for Investment Companies discusses the allocation to feeder funds of net investment income from master funds that are structured as partnerships or pass-through entities. For master funds that are not structured as pass-through entities, footnote 24 in Exhibit 5-4 of the AICPA Audit and Accounting Guide for Investment Companies explains that distributions, not allocations would be presented in the Statement of Operations of the feeder funds. For additional

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clarification, we look to the November 2, 1995, “Dear CFO Letter” issued by the Chief Accountant of the SEC Division of Investment Management, which states that “If the master fund is organized as a corporation, classification of the master fund’s income in the feeder fund’s financial statements depends upon the distribution policies of the master fund. Until it is distributed, income received by the master fund is recorded by a feeder fund as unrealized appreciation. When distributions are made by the master fund, it must differentiate distributions from capital gains and other sources from distributions of net investment income. The master fund’s determination of the source of its distributions dictates the accounting by the feeder.” Based on the above guidance, we believe it is appropriate to present the Feeder Funds’ proportionate share of the Master Fund’s net investment income in “Net change in unrealized appreciation from investment in Master Fund” until such income is recognized through distribution by the Master Fund to the Feeder Funds. During the fiscal year-ended March 31, 2014, there were no distributions of net investment income made by the Master Fund to the Feeder Funds.

2.	GAAP typically requires that the ratio of expenses and net investment income to average net assets in a feeder fund’s financial highlights include the expenses of both the feeder and master fund. Please explain why the ratios in the table of the Financial Highlights in the filings of BAAF and BAAF II include only the feeder fund’s expenses and consider revising the disclosure.

Response: As discussed in our response to Comment 1, the Master Fund is organized as a corporation. Accordingly, per the November 2, 1995, “Dear CFO Letter”, income received by the Master Fund is recorded by the Feeder Funds as unrealized appreciation until distribution. The Feeder Funds’ expense ratios in the table of the financial highlights are computed based on the expenses reported on the statement of operations and do not include the expenses of the Master Fund because such expenses, along with other investment income, are presented in “Net change in unrealized appreciation from investment in Master Fund”. Expense ratios that include the net expenses of the Master and each Feeder Fund are reported in Note 3 below the financial highlights table.

* * * * *

On behalf of the Registrants, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to these filings; (ii) the Staff’s review of these filings, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrants will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

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Please do not hesitate to call the undersigned if you have any questions or require additional information.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.

Ari Pena, Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP